Surf ATL, LLC (the "Company") a Georgian Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Surf ATL, LLC
Balance Sheet
As of December 31, 2021

ASSETS

Current Assets:
  Cash: $0
  Accounts Receivable: $0
  Inventory: $0
  Prepaid Expenses: $0
  Other Current Assets: $0

  Total Current Assets: $0

Fixed Assets:
  Property, Plant, and Equipment: $0
  Less: Accumulated Depreciation: ($0)

  Net Fixed Assets: $0

Other Assets:
  Investments: $0
  Intangible Assets: $0
  Other Assets: $0

  Total Other Assets: $0

TOTAL ASSETS: $0

LIABILITIES AND OWNER'S EQUITY

Current Liabilities:
  Accounts Payable: $0
  Short-Term Debt: $0
  Accrued Liabilities: $0
  Other Current Liabilities: $0

  Total Current Liabilities: $0

Long-Term Liabilities:
  Long-Term Debt: $0
  Deferred Tax Liability: $0

Other Long-Term Liabilities: $0

Total Long-Term Liabilities: $0

TOTAL LIABILITIES: $0

Owner's Equity:
  Owner's Investment: $0
  Retained Earnings: $0

  Total Owner's Equity: $0

TOTAL LIABILITIES AND OWNER'S EQUITY: $0

Surf ATL, LLC
Balance Sheet
As of December 31, 2022

ASSETS

Current Assets:
  Cash: $25,000
  Accounts Receivable: $0
  Inventory: $0
  Prepaid Expenses: $0
  Other Current Assets: $0

  Total Current Assets: $25,000

Fixed Assets:
  Property, Plant, and Equipment: $0
  Less: Accumulated Depreciation: ($0)

  Net Fixed Assets: $0

Other Assets:
  Investments: $0
  Intangible Assets: $0
  Other Assets: $0

  Total Other Assets: $0

TOTAL ASSETS: $25,000

LIABILITIES AND OWNER'S EQUITY

Current Liabilities:
  Accounts Payable: $0
  Short-Term Debt: $0
  Accrued Liabilities: $0
  Other Current Liabilities: $0

  Total Current Liabilities: $0

Long-Term Liabilities:
  Long-Term Debt: $0
  Deferred Tax Liability: $0

Other Long-Term Liabilities: $0

Total Long-Term Liabilities: $0

TOTAL LIABILITIES: $0

Owner's Equity:
  Owner's Investment: $0
  Retained Earnings: $0

  Total Owner's Equity: $25,000

TOTAL LIABILITIES AND OWNER'S EQUITY: $25,000

Surf ATL, LLC
Income Statement
For the Year Ended December 31, 2021

Revenue:
 Sales: $0
 Other Revenue: $0

 Total Revenue: $0

Cost of Goods Sold (COGS):
 Beginning Inventory: $0
 + Purchases: $0
 - Ending Inventory: ($0)

 Total COGS: $0

Gross Profit: $0

Operating Expenses:
  - Selling Expenses: $0
  - General and Administrative Expenses: $0
  - Depreciation: $0
  - Other Operating Expenses: $0

 Total Operating Expenses: $0

Operating Income: $0

Other Income and Expenses:
 + Other Income: $0
 - Other Expenses: $0

 Total Other Income and Expenses: $0

Net Income Before Tax: $0

Income Tax Expense: $0

Net Income: $0

Surf ATL, LLC
Income Statement
For the Year Ended December 31, 2022

Revenue:
 Sales: $15,924
 Other Revenue: $0

 Total Revenue: $15,924

Cost of Goods Sold (COGS):
 Beginning Inventory: $0
 + Purchases: $0
 - Ending Inventory: ($0)

 Total COGS: $0

Gross Profit: $15,924

Operating Expenses:
  - Selling Expenses: $15,924
  - General and Administrative Expenses: $0
  - Depreciation: $0
  - Other Operating Expenses: $0

 Total Operating Expenses: $15,924

Operating Income: $0

Other Income and Expenses:
  + Other Income: $0
  - Other Expenses: $0

 Total Other Income and Expenses: $0

Net Income Before Tax: $0

Income Tax Expense: $0

Net Income: $0

Surf ATL, LLC
Cash Flow Statement
For the Year Ended December 31, 2021

Operating Activities:
  Cash Received from Customers: $0
  + Other Operating Revenues: $0
  - Cash Paid to Suppliers: ($0)
  - Cash Paid to Employees: ($0)
  - Operating Expenses: ($0)
  - Other Operating Expenses: ($0)

  Net Cash from Operating Activities: $0

Investing Activities:
  - Purchase of Property, Plant, and Equipment: ($0)
  - Purchase of Investments: ($0)
  + Sale of Property, Plant, and Equipment: $0
  + Sale of Investments: $0

  Net Cash from Investing Activities: $0

Financing Activities:
  + Issuance of Debt (Loans): $0
  - Repayment of Debt: ($0)
  + Issuance of Equity (Stock): $0
  - Dividends Paid: ($0)

  Net Cash from Financing Activities: $0

Net Increase (Decrease) in Cash: $0

Beginning Cash Balance: $0

Ending Cash Balance: $0

Surf ATL, LLC
Cash Flow Statement
For the Year Ended December 31, 2022

Operating Activities:
  Cash Received from Customers: $15,924
  + Other Operating Revenues: $0
  - Cash Paid to Suppliers: ($0)
  - Cash Paid to Employees: ($0)
  - Operating Expenses: ($15,924)
  - Other Operating Expenses: ($0)

  Net Cash from Operating Activities: $0

Investing Activities:
  - Purchase of Property, Plant, and Equipment: ($0)
  - Purchase of Investments: ($0)
  + Sale of Property, Plant, and Equipment: $0
  + Sale of Investments: $0

  Net Cash from Investing Activities: $0

Financing Activities:
  + Issuance of Debt (Loans): $0
  - Repayment of Debt: ($0)
  + Issuance of Equity (Stock): $25,000
  - Dividends Paid: ($0)

  Net Cash from Financing Activities: $25,000

Net Increase (Decrease) in Cash: $0

Beginning Cash Balance: $0

Ending Cash Balance: $25,000

Surf ATL, LLC
Statement of Changes in Equity

	Year Ended 2021	Year Ended 2022
Beginning Equity Balance	$0	$0
Net Income	$0	$0
Owner's Investment	$0	$25,000
Ending Equity Balance	$0	$25,000

Surf ATL, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Surf ATL, LLC (the "Company") is a company organized in September 2020 under the laws of Geogia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.